[GRAPHIC OMITTED]

                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:       + 49 6172 609 2601
                                                 Fax:         + 49 6172 609 2301
                                                 E-mail:       ir-fms@fmc-ag.com

                                                 North America:
                                                 --------------
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:         + 1 781 402 9000
                                                                      Ext.: 4518
                                                 Fax:           + 1 781 402 9741
                                                 E-mail:     ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------

                                                 July 30, 2002



            Fresenius Medical Care AG reports Second Quarter and Six

                              Months Results 2002;

                 Finalizes Settlement with Aetna Life Insurance


The results in the year 2002 are based on the new accounting standards on Goodwill and Other Intangible Assets (FAS 142) which came into effect January 1, 2002. In order to facilitate a year-over-year comparison, goodwill adjusted key figures for the first half year and the second quarter 2002 are provided in the appendix.

         Bad Homburg, Germany -- July 30, 2002 -- Fresenius Medical Care AG ("FMC") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS_p), the world's largest provider of Dialysis Products and Services, today announced the results for the second quarter and the first six months of 2002.



Fresenius Medical Care AG July 30, 2002                                  1 of 12

OPERATIONS
----------


Second Quarter 2002:
--------------------

         Fresenius Medical Care AG reports a 17% increase in earnings after tax
(EAT) after minorities to $ 74 million for the second quarter 2002.

         Total revenue for the second quarter 2002 increased 4.4% (6% at constant currency) to $ 1,254 million. As in the first quarter of 2002 this growth was mainly driven by organic growth in both business segments. Same store revenue growth at constant exchange rates was 4.5%. Dialysis Care revenues grew by 3.3% to $ 912 million (+6% at constant currency) in the second quarter of 2002. External Dialysis Product revenues increased by 7.5% to $ 343 million (+6% at constant currency) in the same period.

         North American revenue rose 3% to $ 928 million, compared to $ 902 million in the same period last year. Dialysis Care revenue in the US increased by 4% to $ 814 million. Same store treatment growth and same store revenue growth for the second quarter of 2002 were 4%. North American Dialysis Product revenue, including sales to company-owned clinics, increased 1% to $ 190 million. Product sales to the available external market grew by 3%.

         International revenue was $ 326 million, up 15% adjusted for currency. Dialysis Care revenues reached $ 98 million in the second quarter 2002 (+17% at constant currency). Dialysis Products revenue, including sales to company-owned dialysis clinics, increased 13% to $ 245 million (12% currency adjusted).

         Earnings before interest and taxes (EBIT) increased 1% to $ 170 million resulting in an operating margin of 13.6%. In the first quarter of 2002, the Company achieved an operating margin, adjusted for non-recurring items, of 14.2%. The reduction by around 60 basis points in the second quarter was mainly due to the move to single-use dialyzers in North America, higher bad debt expenses and currency effects. The operating margin did benefit slightly from lower staffing costs in the company's North American single-use dialysis clinics.



Fresenius Medical Care AG July 30, 2002                                  2 of 12

         Earnings per share (EPS) in the second quarter 2002 rose 17% to $ 0.77 per ordinary share ($ 0.26 per ADS), compared to $ 0.66 ($ 0.22 per ADS) in the second quarter of 2001. The weighted average number of shares outstanding during the second quarter of 2002 was approximately 96.2 million, compared to 96 million in the same period of 2001.

         In the second quarter of 2002, the Company generated $ 173 million in cash from operations. This is an all-time record for any single historical quarter and was mainly driven by improved accounts receivable collections in North America. A total of $ 39 million (net of disposals) was spent for capital expenditures, resulting in a Free Cash Flow for the second quarter 2002 of $ 134 million. Capital expenditures were $ 17 million lower than in Q2 2001. A total of $ 31 million in cash was spent for acquisitions. Free Cash Flow after acquisitions was $ 103 million. In the second quarter of 2001 the Free Cash Flow after acquisitions was $ minus 25 million.


First Half Year 2002:
---------------------

For a complete overview of the first half year of 2002 please refer to the appendix.

         In the first half of 2002, net income before extraordinary items was $ 149 million, up 27% from the first half year of 2001. Adjusted for currency, net income growth was 28%. Net revenue was $ 2.44 billion, up 3.4% from the first half of 2001. Currency adjusted, net revenue rose 6% in the first half of 2002. Earnings before interest and taxes (EBIT) increased 6% to $ 344 million resulting in an operating margin of 14.1%. In the first half of 2002, earnings per ordinary share before extraordinary items rose 27% to $ 1.55. Earnings per ordinary ADS for the first half of 2002 were $ 0.52.



Fresenius Medical Care AG July 30, 2002                                  3 of 12

         Fresenius Medical Care generated $ 244 million cash from operations during the first six months of 2002 ($ 146 million in H1 2001). Net cash used for acquisitions was $ 40 million and capital expenditures (net of disposals) were $ 90 million. Free Cash Flow for the first half of 2002 was $ 154 million compared to $ 28 million in the first half of 2001.

         As of June 30, 2002, the Company operated a total of 1,430 clinics worldwide (1,050 clinics/+4% in North America and 380 clinics/+7% International). Fresenius Medical Care AG performed approximately 7.9 million treatments, which represents an increase of 7% year over year. North America accounted for 5.7 million treatments (+4%) and the International segment for 2.3 million (+18%). At the end of the second quarter 2002 Fresenius Medical Care AG provided treatment to around 108,600 patients worldwide which represents an increase of 6%. North America accounted for ~78,000 patients (+3%) and the International segment for ~30,600 patients (+16%).


LEGAL UPDATE
------------

         Commercial Disputes (1996 Merger related)
         -----------------------------------------
         Fresenius Medical Care AG finalized a settlement resolving the pending litigation with Aetna Life Insurance Company and its affiliates (Aetna), one of the leading US commercial insurance companies. Separately, Fresenius Medical Care has entered into a multi-year agreement with Aetna to offer provide disease state management (DSM) services for Aetna healthplan members served in FMC facilities.

All other 1996 merger-related legal issues are developing within the company's expectation and the company considers the charge taken in the fourth quarter 2001 to be adequate.



Fresenius Medical Care AG July 30, 2002                                  4 of 12

OUTLOOK 2002 / 2003
-------------------

         While the margin development is impacted temporarily by the North American single-use dialyzer initiatives and by currency issues in the International segment, the fundamentals of the Company remain strong. In North America additional revenue and profit opportunities are expected in the future following the implementation of the company's single-use and Disease State Management programs. Cash collection and cash flow were extremely strong in the second quarter in North America and the Company will continue to focus on cash generation going forward. The International business continues to grow significantly above the market, achieving 13.5% revenue growth (constant currency) in the first half year of 2002.

         Despite the strong fundamentals, the Company feels that it is prudent to revise its guidance. For the full year 2002 the company now expects a revenue growth of 6% at constant currency exchange rates.

         The target for the earnings after tax is revised to around $ 300 million after previously $ 350 million. All other targets (e.g. Capital Expenditure ~$ 220 million and Free Cash Flow >$ 200 million) remain unchanged. The three main reasons for this adjustment are a delay in the targeted single-use cost reduction, a temporary reduction in the projected revenue growth in North America while the single-use program is implemented and the currency devaluation and economic downturn in Latin America.

         For the Year 2003, the Company expects revenue growth before acquisitions in the mid single digits (constant currency) and earnings after tax growth in the high single digit to low double digits range.



Fresenius Medical Care AG July 30, 2002                                  5 of 12

Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: "We are pleased to have finalized the settlement and developed a good working relationship with Aetna. Europe and Japan continue their strong financial performance. We are pleased with the record Free Cash Flow for the second quarter and we will continue to focus on accounts receivable collection and strong Free Cash Flow. However, I am personally disappointed with the recent operating margin developments and the projected delay in achieving our single use financial targets in North America. Therefore we must revise our guidance to ensure a conservative approach to financial planning. The Company has identified all necessary steps that have to be taken to finalize the successful implementation of the North American single-use dialyzer strategy."



Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals with chronic kidney failure, a condition that affects more than 1,000,000 individuals worldwide. Through its network of approximately 1,430 dialysis clinics in North America, Europe, Latin America and Asia-Pacific, Fresenius Medical Care provides Dialysis Treatment to approximately 108,600 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at http://www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

                                      ****



Fresenius Medical Care AG July 30, 2002                                  6 of 12

Fresenius Medical Care AG
Statements of Earnings at current exchange rate
(in US-$ thousands, except share and per share data)
(unaudited)

                                           Three Months Three Months                Six Months   Six Months
                                            Ended June   Ended June    % Change     Ended June   Ended June    % Change
                                             30, 2002     30, 2001                   30, 2002     30, 2001
                                           as reported  as reported 2)             as reported  as reported 2)
                                            ----------   ----------   ----------    ----------   ----------   ---------

Net revenue
Dialysis Care                                   911,765       882,559      3.3%     1,792,941     1,732,543      3.5%
Dialysis Products                               342,515       318,721      7.5%       647,843       628,227      3.1%
                                            -----------   -----------   ------    -----------   -----------   ------
                                              1,254,280     1,201,280      4.4%     2,440,784     2,360,770      3.4%

Cost of revenue                                 846,844       791,179      7.0%     1,656,026     1,560,889      6.1%
                                            -----------   -----------   ------    -----------   -----------   ------
Gross profit                                    407,436       410,101     -0.6%       784,758       799,881     -1.9%

Selling, general and administrative             226,433       233,011     -2.8%       420,551       457,509     -8.1%
Research and development                         10,584         8,369     26.5%        19,893        16,336     21.8%
                                            -----------   -----------   ------    -----------   -----------   ------
Operating income
(EBIT)                                          170,419       168,721      1.0%       344,314       326,036      5.6%
                                            ===========   ===========   ======    ===========   ===========   ======

Interest (income) expense, net                   51,313        56,728     -9.5%       104,551       109,517     -4.5%
                                            -----------   -----------   ------    -----------   -----------   ------
Earnings before income taxes and minority
  interest                                      119,106       111,993      6.4%       239,763       216,519     10.7%

Income tax expense                               44,093        48,048     -8.2%        88,681        97,740     -9.3%
Minority interest                                   761           471     61.6%         1,621           798    103.1%
                                            -----------   -----------   ------    -----------   -----------   ------
Income before extraordinary item            $    74,252   $    63,474     17.0%   $   149,461   $   117,981     26.7%
                                            ===========   ===========   ======    ===========   ===========   ======

Extraordinary loss, net of taxes                      0             0                  11,777             0
                                            -----------   -----------   ------    -----------   -----------   ------
Net income after extraordinary item         $    74,252   $    63,474     17.0%   $   137,684   $   117,981     16.7%
                                            ===========   ===========   ======    ===========   ===========   ======

Earnings per ordinary share 1)              $      0.77   $      0.66     16.8%   $      1.55   $      1.22     26.5%
Earnings per ordinary ADS 1)                $      0.26   $      0.22     16.8%   $      0.52   $      0.41     26.5%

Earnings per preference share 1)            $      0.78   $      0.67     16.6%   $      1.57   $      1.25     26.0%
Earnings per preference ADS 1)              $      0.26   $      0.22     16.6%   $      0.52   $      0.42     26.0%


1)   before extraordinary item
2) 2001 excluding special charge related expenses of $ 3 million ($2 million net of taxes)


Average weighted number of shares
Ordinary shares                              70,000,000    70,000,000              70,000,000    70,000,000
Preference shares                            26,187,173    26,029,878              26,181,918    25,962,598




Percentages of revenue
Cost of revenue                                    67.5%         65.9%                   67.8%         66.1%
Gross profit                                       32.5%         34.1%                   32.2%         33.9%

Selling, general and administrative                18.1%         19.4%                   17.2%         19.4%
Research and development                            0.8%          0.7%                    0.8%          0.7%
                                            -----------   -----------             -----------   -----------
Operating income

(EBIT)                                             13.6%         14.0%                   14.1%         13.8%
                                            ===========   ===========             ===========   ===========

Interest (income) expense, net                      4.1%          4.7%                    4.3%          4.6%
                                            -----------   -----------             -----------   -----------
Earnings before income taxes and minority
  interest                                          9.5%          9.3%                    9.8%          9.2%

Income tax expense                                  3.5%          4.0%                    3.6%          4.1%
Minority interest                                   0.1%          0.0%                    0.1%          0.0%
                                            -----------   -----------             -----------   -----------
Income before extraordinary item                    5.9%          5.3%                    6.1%          5.0%
                                            ===========   ===========             ===========   ===========

                                            -----------   -----------             -----------   -----------
EBITDA                                             17.9%         20.9%                   18.4%         20.6%
                                            ===========   ===========             ===========   ===========

Fresenius Medical Care AG July 30, 2002                                  7 of 12

Segment and other Information
-----------------------------                           Three Months Three Months            Six Months   Six Months
(in US-$ million)                                        Ended June   Ended June  % Change   Ended June   Ended June  % Change
(unaudited)                                               30, 2002     30, 2001               30, 2002     30, 2001
                                                         ---------    ---------    ------    ---------    ---------    ------

Net revenue
North America                                                  928          902       2.9%       1,821        1,769       2.9%
International                                                  326          299       9.0%         620          592       4.7%
                                                         ---------    ---------    ------    ---------    ---------    ------
Total revenue                                                1,254        1,201       4.4%       2,441        2,361       3.4%
                                                         =========    =========    ======    =========    =========    ======

EBIT

North America                                                  122          124      -1.6%         248          233       6.5%
International                                                   54           50       8.5%         105          101       4.0%
Corporate                                                       (6)          (5)     12.2%          (9)          (8)     11.1%
                                                         ---------    ---------    ------    ---------    ---------    ------
EBIT before special charge related expenses                    170          169       1.0%         344          326       5.6%
                                                         =========    =========    ======    =========    =========    ======
Special charge related expenses 3)                               0            3                      0            3
                                                         ---------    ---------    ------    ---------    ---------    ------
EBIT after special charge related expenses                     170          166       2.9%         344          323       6.6%
                                                         =========    =========    ======    =========    =========    ======

3) 2001 Special charge related expenses of $ 3 million


Depreciation / Amortization                                     54           82                    105          161
Bad debt expenses                                               29           21                     52           40

Employees (June, 30 compared to Dec., 31)

Full-time equivalents                                                                           37,584       37,331


                                            Three Months  Three Months                 Six Months    Six Months
                                             Ended June    Ended June    % Change      Ended June    Ended June    % Change
                                              30, 2002      30, 2001                    30, 2002      30, 2001
                                              Goodwill      Goodwill                    Goodwill      Goodwill
                                              adjusted      adjusted                    adjusted      adjusted
                                             ---------     ---------     ---------     ---------     ---------     ---------
Key figures Goodwill adjusted
(in US-$ millions, except per share data)

Net revenues                                     1,254         1,201          4.4%         2,441         2,361          3.4%

EBITDA 2)                                          224           251        -10.5%           449           487         -7.8%

EBIT - Operating income 2)                         170           198        -13.9%           344           388        -11.4%


Income before extraordinary item 2)                 74            88        -16.1%           149           170        -12.3%


Earnings per ordinary share 1) 2)            $    0.77     $    0.92        -16.3%     $    1.55     $    1.77        -12.5%
Earnings per ordinary ADS 1) 2)              $    0.26     $    0.31        -16.3%     $    0.52     $    0.59        -12.5%

1)   before extraordinary item
2)   2001 excluding special charge related expenses of $ 3 million ($2 million net of taxes)

Percentages of revenue

EBITDA 2)                                         17.9%         20.9%                       18.4%         20.6%

EBIT - Operating income 2)                        13.6%         16.5%                       14.1%         16.5%

Income before extraordinary item 2)                5.9%          7.4%                        6.1%          7.2%


Fresenius Medical Care AG July 30, 2002                                  8 of 12

Cash Flow Statement
in US-$ Mio. (unaudited)
                                                         6/30/2002   6/30/2001   12/31/2001

  Net income                                                   138         116           63
  Depreciation / amortization                                  105         161          324
  Change in working capital and other non cash items             1        -132           37

Cash from operating activities                                 244         146          424

  Capital expenditures, net                                    -89        -118         -251

Free Cash flow                                                 154          28          173

Acquisitions, net of cash acquired                             -40        -154         -217

Free Cash flow after investing activites                       115        -127          -44

  Proceeds from issuance of stock                                                         6
  Proceeds from issuance of Trust Preferred Securities                     471          471
  Redemption of trust preferred securities                    -376
  Change in other debt                                         336        -256         -368
  Dividends paid                                               -77         -66          -66


Cash flow from financing activities                            -117        149           43

Effects of exchange rates on cash                                1         -10           -3

Net increase (change) in cash                                   -2          13           -3

Cash at beginning of period                                     62          65           65
Cash at end of period                                           60          77           62



Balance Sheet
in US-$ Mio. (unaudited)
                                                         6/30/2002   6/30/2001   12/31/2001


Assets

Current assets                                               1,835       1,778        1,779
Intangible assets                                            3,708       3,720        3,682
Other non-current assets                                     1,147         963        1,055
-------------------------------------------------------------------------------------------
   Total assets                                              6,690       6,461        6,516

Shareholders`equity and liabilities

Current liabilities                                          1,440       1,244        1,377
Long-term liabilites                                         2,586       2,478        2,522
Shareholders` equity                                         2,664       2,739        2,617
-------------------------------------------------------------------------------------------
   Total Shareholders` equity and liabilities                6,690       6,461        6,516

Debt                                                         2,961       2,975        2,884

             Equity/assets ratio:                               40%         42%          40%



Fresenius Medical Care AG July 30, 2002                                  9 of 12

Fresenius Medical Care - Quarterly Performance Scorecard

                                                     Three Months               Three Months
                                                      Ended June                Ended June
                                                       30, 2002                  30, 2001
Revenue

(in US-$ thousands, except per-treatment revenue)

   North America
   -------------
     Net revenue                                        928,474                    902,307
       Growth year-over-year                                2.9%                      18.9%

     Dialysis Care                                      814,186                    779,559
       Growth year-over-year                                4.4%                      21.0%

       Per treatment                                        284                        281
       Sequential growth                                    0.4%                       0.5%
       Growth year-over-year                                1.1%                       2.6%

     Dialysis Products
       incl. internal sales                             189,683                    188,348
       Growth year-over-year                                0.7%                       6.6%

     Dialysis Products to available
       external market                                   92,230                     89,364
       Growth year-over-year                                3.2%                       6.3%

   International
   -------------
     Net revenue                                        325,806                    298,972
       Growth year-over-year                                9.0% / 15.3% cc            7.4% / 15.3% cc

     Dialysis Care                                       97,579                    103,000
       Growth year-over-year                               -5.3% / 17.1% cc           23.3% / 29.6% cc

       Per treatment                                         84 /   104  cc            101
       Sequential growth                                   -5.4%                      -4.0%
       Growth year-over-year                              -17.3% /  2.2% cc           -0.6% /  4.5% cc

     Dialysis Products
       incl. internal sales                             244,938                    217,387
       Growth year-over-year                               12.7% / 12.1% cc            2.6% / 11.2% cc



Dialysis Care Volume
   North America
   -------------
     Number of treatments                             2,881,652                  2,770,280
       Treatments per day                                36,943                     35,422
       Per day sequential growth                            0.8%                       1.4%
       Per day year-over-year growth                        4.3%                      18.2%
       of which
         - acquisitions                                     0.5%                      12.3%
       Same store growth
       year-over -year                                      3.8%                       5.9%

   International
   -------------
     Number of treatments                             1,164,105                  1,015,692
       Same store growth
       year-over -year                                      8.0%                      13.0%

   cc  at constant exchange rates



Fresenius Medical Care AG July 30, 2002                                 10 of 12

                                                   Three Months     Three Months
                                                    Ended June       Ended June
Expenses                                             30, 2002         30, 2001

 (in US-$)

North America
-------------
  Operating expenses 2)
    Percent of revenues                                86.9%            83.4%

  Selling, general and administrative 2)
    Percent of revenues                                13.8%            12.4%

  Bad debt expenses
    Percent of revenues                                 2.8%             2.1%

  Cost of Health Care Services/Treatment                242              235
    Sequential growth                                  -0.6%            -0.4%
    Growth year-over-year                               2.8%             5.9%

Total Group
-----------
  Operating expenses 2)
    Percent of revenues                                86.4%            83.5%

  Selling, general and administrative 2)
    Percent of revenues                                18.1%            17.0%

  Effective tax rate 2)                                37.0%            37.0%


2) Excluding goodwill amortization & special charge related expenses of 3 million $ in 2001



Cash Flow/Investing Activities

  Total Group
  -----------
    Operating Cash Flow                             173,399           68,458
      Percent of revenues                              13.8%             5.7%

    Free Cash Flow, before acquisitions             134,302           12,175
      Percent of revenues                              10.7%             1.0%

    Acquisitions, net                                30,809           37,060

    Capital expenditures, net                        39,097           56,283
      Percent of revenues                               3.1%             4.7%

      Maintenance                                    13,719           32,325
        Percent of revenues                             1.1%             2.7%

      Growth                                         25,378           23,958
        Percent of revenues                             2.0%             2.0%

      Number of de novos                                 26               10
        North America                                    25                9
        International                                     1                1



Fresenius Medical Care AG July 30, 2002                                 11 of 12

                                                   Three Months     Three Months
                                                    Ended June       Ended June
Balance Sheet                                        30, 2002         30, 2001

  Total Group
  -----------
    Debt (in US-$ millions)                           2,961            2,975
    Debt/EBITDA                                        3.15              3.1

  North America
  -------------
    Days sales outstanding                               85               91
      Sequential development                           -3.4%             1.1%
      Year-over -year development                      -6.6%             8.3%

  International
  -------------
    Days sales outstanding                              141              151
      Sequential development                           -1.4%             7.1%
      Year-over -year development                      -6.6%             7.1%



Clinical Performance

      North America
      -------------
        Urea Reduction Ratio >= 65%                      86%              82%
        Single Pool Kt/v >= 1.2                          92%              90%
        Hemoglobin >= 11g/dl                             76%              71%
        Albumin >= 3.5 g/dl                              83%              82%
        Mortality rate (Q2 2001-Q1 2002)              17.65            17.91
        Hospitalization days (Q2 2001-Q1 2002)          9.1              9.4



Demographics

      North America
      -------------
        Average age (yr)                                 61               61
        Average time on dialysis (yr)                   3.4              3.1
        Average body weight (kg)                         75               75
        Prevalence of diabetes (%)                       49%              48%



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